SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                        HICKS ACQUISITION COMPANY I, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    429086309
                                 (CUSIP Number)

                               SPO Advisory Corp.
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                Alison S. Ressler
                             Sullivan & Cromwell LLP
                             1888 Century Park East
                       Los Angeles, California 90067-1725
                                 (310) 712-6600

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 20, 2009
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 24 pages
CUSIP No. 429086309

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Partners II, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 17,355,500(1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 17,355,500(1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,355,500
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Of these shares, there are 6,524,700 shares of Common Stock and warrants covering 10,830,800 shares of Common Stock issuable upon conversion.

(2) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

                                                              Page 3 of 24 pages
CUSIP No. 429086309

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 17,355,500(1)(2)(3)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 17,355,500(1)(2)(3)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,355,500
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Of these shares, there are 6,524,700 shares of Common Stock and warrants covering 10,830,800 shares of Common Stock issuable upon conversion.

(2) Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(3) Power is exercised through its sole general partner, SPO Advisory Corp.

                                                              Page 4 of 24 pages
CUSIP No. 429086309

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         San Francisco Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         California
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 591,800(1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 591,800(1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         591,800
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Of these shares, there are 223,200 shares of Common Stock and warrants covering 368,600 shares of Common Stock issuable upon conversion.

(2) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

                                                              Page 5 of 24 pages
CUSIP No. 429086309

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SF Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 591,800 (1)(2)(3)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 591,800 (1)(2)(3)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         591,800
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Of these shares, there are 223,200 shares of Common Stock and warrants covering 368,600 shares of Common Stock issuable upon conversion.

(2) Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(3) Power is exercised through its sole general partner, SPO Advisory Corp.

                                                              Page 6 of 24 pages
CUSIP No. 429086309

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Advisory Corp.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 17,947,300 (1)(2)(3)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 17,947,300(1)(2)(3)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,947,300
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

(1) Of these shares, there are 6,747,900 shares of Common Stock and warrants covering 11,199,400 shares of Common Stock issuable upon conversion.

(2) Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 6,524,700 shares of Common Stock and warrants covering 10,830,800 shares of Common Stock issuable upon conversion; and solely in its capacity as the sole general parter of SF Advisory Partners, L.P. with respect to 223,200 shares of Common Stock and warrants covering 368,600 shares of Common Stock issuable upon conversion.

(3) Power is exercised through its four controlling persons, John H. Scully, William E. Oberndorf, William J. Patterson and Edward H. McDermott.

                                                              Page 7 of 24 pages
CUSIP No. 429086309

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         John H. Scully
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 4,300(1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            17,947,300(3)(4)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 4,300(1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 17,947,300(3)(4)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,951,600
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                      [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Of these shares, there are 2,900 shares of Common Stock and warrants covering 1,400 shares of Common Stock issuable upon conversion.

(2) These shares are held in the John H. Scully Individual Retirement Account, which is self-directed.

(3) Of these shares, there are 6,747,900 shares of Common Stock and warrants covering 11,199,400 shares of Common Stock issuable upon conversion.

(4) These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of four controlling persons of SPO Advisory Corp.

                                                              Page 8 of 24 pages
CUSIP No. 429086309

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         William E. Oberndorf
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 129,000(1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            17,947,300(3)(4)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 129,000(1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 17,947,300(3)(4)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         18,076,300
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                       [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Of these shares, there are 49,600 shares of Common Stock and warrants covering 79,400 shares of Common Stock issuable upon conversion.

(2) These shares are held in the William E. Oberndorf Individual Retirement Account, which is self-directed

(3) Of these shares, there are 6,747,900 shares of Common Stock and warrants covering 11,199,400 shares of Common Stock issuable upon conversion.

(4) These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of four controlling persons of SPO Advisory Corp.

                                                              Page 9 of 24 pages
CUSIP No. 429086309

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         William J. Patterson
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 400(1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            17,947,300(3)(4)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 400(1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 17,947,300(3)(4)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,947,700
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                          [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Of these shares, there are 300 shares of Common Stock and warrants covering 100 shares of Common Stock issuable upon conversion.

(2) These shares are held in the William J. Patterson Individual Retirement Account, which is self-directed

(3) Of these shares, there are 6,747,900 shares of Common Stock and warrants covering 11,199,400 shares of Common Stock issuable upon conversion.

(4) These shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of four controlling persons of SPO Advisory Corp.

                                                             Page 10 of 24 pages
CUSIP No. 429086309

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         Edward H. McDermott
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 1,400(1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            17,947,300(3)(4)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 1,400(1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 17,947,300(3)(4)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,948,700
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                       [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Of these shares, there are 500 shares of Common Stock and warrants covering 900 shares of Common Stock issuable upon conversion.

(2) These shares are held in the Edward H. McDermott Individual Retirement Account, which is self-directed

(3) Of these shares, there are 6,747,900 shares of Common Stock and warrants covering 11,199,400 share of Common Stock issuable upon conversion.

(4) These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of four controlling persons of SPO Advisory Corp.

                                                             Page 11 of 24 pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Hicks Acquisition Company I, Inc., a Delaware corporation (the "Issuer") and warrants each of which entitles the holder to purchase one share of Common Stock at a price of $7.50 (the "Warrants," and collectively with the Common Stock, "Shares"), subject to adjustment, exercisable upon the completion of an initial business combination by the Issuer. The principal executive offices of the Issuer are located at 100 Crescent Court, Suite 1200, Dallas, Texas 75201.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership ("SPO"), SPO Advisory Partners, L.P., a Delaware limited partnership ("SPO Advisory Partners"), San Francisco Partners, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SPO Advisory Corp., a Delaware corporation ("SPO Advisory Corp."), John H. Scully ("JHS"), William E. Oberndorf ("WEO"), William J. Patterson ("WJP"), and Edward
H. McDermott ("EHM"). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, WEO, WJP and EHM are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b) - (c)

         SPO

         SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

         SPO ADVISORY PARTNERS

         SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO. The principal business address of SPO Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SPO Advisory Partners, is set forth below.

         SFP

         SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

                                                             Page 12 of 24 pages

         SF ADVISORY PARTNERS

         SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SF Advisory Partners, is set forth below.

         SPO ADVISORY CORP.

         SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal business address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, WEO, WJP and EHM, the four controlling persons of SPO Advisory Corp., is set forth below.

         JHS

         JHS' business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of four controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

         WEO

         WEO's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WEO is one of four controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners.

         WJP

         WJP's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WJP is one of four controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners.

         EHM

         EHM's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215,

                                                             Page 13 of 24 pages

Mill Valley, California 94941. EHM is one of four controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

NAME                     SOURCE OF FUNDS                        AMOUNT OF FUNDS
-------------------------------------------------------------------------------
SPO                      Contributions from Partners            $     69,261,078
SPO Advisory Partners    Not Applicable                           Not Applicable
SFP                      Contributions from Partners            $      2,368,209
SF Advisory Partners     Not Applicable                           Not Applicable
SPO Advisory Corp.       Not Applicable                           Not Applicable
JHS                      Not Applicable and Personal Funds(1)   $         28,759
WEO                      Not Applicable and Personal Funds(1)   $        523,390
WJP                      Not Applicable and Personal Funds(1)   $          2,962
EHM                      Not Applicable and Personal Funds(1)   $          5,324
__________
(1) As used herein, the term "Personal Funds" includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specified purpose of acquiring, holding, trading or voting shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Issuer is a special purpose acquisition company which, under the terms of its charter, must consummate an initial business combination on or before September 28, 2009, or liquidate its assets. On August 2, 2009, the Issuer entered into a Purchase and IPO Reorganization Agreement, by and among the Issuer, Resolute Energy Corporation ("Resolute"), Resolute Subsidiary Corporation, Resolute Aneth, LLC, Resolute Holdings, LLC, Resolute Holdings Sub, LLC, and HH-HACI, L.P. (the "Agreement"). Pursuant to the Agreement, the Issuer will engage in a series of transactions which will result in: 1) the Issuer being merged into Resolute Subsidiary Corporation, thereby becoming a wholly-owned subsidiary of Resolute, 2) the current shareholders of the Issuer holding 82% of the stock of Resolute, and 3) Resolute becoming a public company (the "Transactions"). The Transactions are

                                                             Page 14 of 24 pages

subject to a number of conditions including receipt of shareholder approval approving the Transactions (the "Acquisition Proposal") and certain amendments to the Issuer's charter (the "Charter Amendment Proposal") and the receipt of warrantholder approval to amend the terms of the warrant agreement governing the Warrants (the "Warrant Amendment Proposal", and together with the Acquisition Proposal and the Charter Proposal, the "Proposals").

         The Reporting Persons have acquired the Shares reported herein for investment purposes. The Reporting Persons currently intend to exercise their rights to vote the Shares in favor of the Proposals. However, the Reporting Persons expressly reserve the right to take whatever future action they deem appropriate regarding the Issuer and its securities under the circumstances as they then exist, including exercising their right to vote their Shares against the Proposals. The Reporting Persons have had, and may from time to time in the future have, discussions with management, members of the board of directors, and other shareholders of the Issuer regarding the Transactions, Proposals or such other matters as the Reporting Persons may deem relevant to their investments in the Shares.

         Whether the Reporting Persons vote their Shares in favor of, or against, the Proposals, acquire any additional Common Stock, Warrants or other securities of the Issuer or dispose of any Common Stock, Warrants or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon each Reporting Person's individual continuing assessments of all pertinent factors, including the Reporting Persons assessment of the advisability of the Transactions versus any available alternatives, which may include the Reporting Persons assessment of the proceeds which could be received in a liquidation of the Issuer, the availability of Common Stock, Warrants or other securities of the Issuer for purchase at particular price levels, the Issuer's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Issuer, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to vote for or against the Proposals, acquire additional Common Stock, Warrants or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Common Stock, Warrants or other securities of the Issuer held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Common Stock, Warrants or other securities of the Issuer, which may either increase or decrease the Reporting Person's economic exposure to the Common Stock, Warrants or other securities of the Issuer.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 69,000,000 total outstanding shares of Common Stock as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on August 10, 2009 and assumes the conversion of 11,281,200 Warrants convertible into Common Stock for a total of 80,281,200.

                                                             Page 15 of 24 pages

         SPO

         The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 17,355,500 Shares, which constitutes approximately
21.6 % of the outstanding Shares.

         SPO Advisory Partners

         Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,355,500 Shares, which constitutes approximately 21.6 % of the outstanding Shares.

         SFP

         The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 591,800 Shares, which constitutes approximately 0.7 % of the outstanding Shares.

         SF Advisory Partners

         Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 591,800 Shares, which constitutes approximately 0.7 % of the outstanding Shares.

         SPO Advisory Corp.

         Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,947,300 Shares in the aggregate, which constitutes approximately 22.4 % of the outstanding Shares.

         JHS

         Individually, and because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,951,600 Shares in the aggregate, which constitutes approximately 22.4 % of the outstanding Shares.

         WEO

         Individually, and because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 18,076,300 Shares in the aggregate, which constitutes approximately 22.5 % of the outstanding Shares.

         WJP

         Individually, and because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,947,700 Shares in the aggregate, which constitutes approximately 22.4 % of the outstanding Shares.

                                                             Page 16 of 24 pages

         EHM

         Individually, and because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,948,700 Shares in the aggregate, which constitutes approximately 22.4 % of the outstanding Shares.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

         (b) SPO

         Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 17,355,500 Shares.

         SPO Advisory Partners

         Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 17,355,500 Shares.

         SFP

         Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 591,800 Shares.

         SF Advisory Partners

         Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 591,800 Shares.

         SPO Advisory Corp.

         Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 17,947,300 Shares in the aggregate.

         JHS

         As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO, WJP and EHM to vote or to direct the vote and to dispose or to direct the disposition of 17,947,300 Shares held by SPO and SFP in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,300 Shares held in JHS's Individual Retirement Account, which is self directed.

         WEO

         As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS, WJP and EHM to vote or to direct the vote and to dispose or to direct the disposition of 17,947,300 Shares held by SPO and SFP in the aggregate. In addition, WEO has the sole power to vote

                                                             Page 17 of 24 pages

or to direct the vote and to dispose or to direct the disposition of 129,000 Shares held in WEO's Individual Retirement Account, which is self directed.

         WJP

         As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS, WEO and EHM to vote or to direct the vote and to dispose or to direct the disposition of 17,947,300 Shares held by SPO and SFP in the aggregate. In addition, WJP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400 Shares held in WJP's Individual Retirement Account, which is self directed.

         EHM

         As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS, WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 17,947,300 Shares held by SPO and SFP in the aggregate. In addition, EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,400 Shares held in EHM's Individual Retirement Account, which is self directed.

         (c) Within the past 60 days of the date of this statement, Reporting Persons acquired Shares through open market purchases as set forth on Schedule I attached hereto.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:        Agreement pursuant to Rule 13d-1(k)

Exhibit B:        Power of Attorney

                                                             Page 18 of 24 pages





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 31, 2009                  By:   /s/ Kim M. Silva
                                             ---------------------------------
                                          Kim M. Silva

                                        Attorney-in-Fact for:

                                        SPO PARTNERS II, L.P. (1)
                                        SPO ADVISORY PARTNERS, L.P. (1)
                                        SAN FRANCISCO PARTNERS, L.P. (1)
                                        SF ADVISORY PARTNERS, L.P. (1)
                                        SPO ADVISORY CORP. (1)
                                        JOHN H. SCULLY (1)
                                        WILLIAM E. OBERNDORF (1)
                                        WILLIAM J. PATTERSON (1)
                                        EDWARD H. MCDERMOTT (1)

                                        (1) A Power of Attorney authorizing
                                        Kim M. Silva to act on behalf of this
                                        person or entity is filed as Exhibit B.

                                                                                                    Page 19 of 24 pages

                                        SCHEDULE I TO SCHEDULE 13D FOR SPO PARTNERS II, L.P.

----------------------------------------------------------------------------------------------------------------------------
                                                                Class of
                                                                Security
                                                              CS = Common
                                        Date of                  Stock        Number of     Price Per           Where/How
          Reporting Person            Transaction    Type     W = Warrants     Shares        Share $     Transaction Effected
-----------------------------------------------------------------------------------------------------------------------------
SPO Partners II, L.P.                  8/18/09        Buy           CS        247,115         9.70        Open Market/Broker
SPO Partners II, L.P.                  8/18/09        Buy           CS          8,333         9.71        Open Market/Broker
SPO Partners II, L.P.                  8/18/09        Buy           CS        990,852         9.72        Open Market/Broker
San Francisco Partners II, L.P.        8/18/09        Buy           CS          8,466         9.70        Open Market/Broker
San Francisco Partners II, L.P.        8/18/09        Buy           CS            285         9.71        Open Market/Broker
San Francisco Partners II, L.P.        8/18/09        Buy           CS         33,949         9.72        Open Market/Broker
John H Scully IRRA                     8/18/09        Buy           CS            416         9.70        Open Market/Broker
John H Scully IRRA                     8/18/09        Buy           CS             14         9.71        Open Market/Broker
John H Scully IRRA                     8/18/09        Buy           CS          1,670         9.72        Open Market/Broker
William J. Patterson's IRA             8/18/09        Buy           CS             20         9.70        Open Market/Broker
William J. Patterson's IRA             8/18/09        Buy           CS              1         9.71        Open Market/Broker
William J. Patterson's IRA             8/18/09        Buy           CS             79         9.72        Open Market/Broker
William E. Oberndorf IRA               8/18/09        Buy           CS          1,963         9.70        Open Market/Broker
William E. Oberndorf IRA               8/18/09        Buy           CS             66         9.71        Open Market/Broker
William E. Oberndorf IRA               8/18/09        Buy           CS          7,871         9.72        Open Market/Broker
Edward H. McDermott SEP IRA            8/18/09        Buy           CS             20         9.70        Open Market/Broker
Edward H. McDermott SEP IRA            8/18/09        Buy           CS              1         9.71        Open Market/Broker
Edward H. McDermott SEP IRA            8/18/09        Buy           CS             79         9.72        Open Market/Broker
SPO Partners II, L.P.                  8/18/09        Buy            W      1,595,234         0.395       Open Market/Broker
SPO Partners II, L.P.                  8/18/09        Buy            W        505,266         0.40        Open Market/Broker
San Francisco Partners II, L.P.        8/18/09        Buy            W         54,833         0.395       Open Market/Broker
San Francisco Partners II, L.P.        8/18/09        Buy            W         17,367         0.40        Open Market/Broker
John H Scully IRRA                     8/18/09        Buy            W          1,063         0.395       Open Market/Broker
John H Scully IRRA                     8/18/09        Buy            W            337         0.40        Open Market/Broker
William J. Patterson's IRA             8/18/09        Buy            W             76         0.395       Open Market/Broker
William J. Patterson's IRA             8/18/09        Buy            W             24         0.40        Open Market/Broker
William E. Oberndorf IRA               8/18/09        Buy            W         19,366         0.395       Open Market/Broker
William E. Oberndorf IRA               8/18/09        Buy            W          6,134         0.40        Open Market/Broker
Edward H. McDermott SEP IRA            8/18/09        Buy            W            228         0.395       Open Market/Broker
Edward H. McDermott SEP IRA            8/18/09        Buy            W             72         0.40        Open Market/Broker
SPO Partners II, L.P.                  08/20/09       Buy           CS      1,637,973         9.75        Open Market/Broker
SPO Partners II, L.P.                  08/20/09       Buy           CS        279,527         9.76        Open Market/Broker
San Francisco Partners II, L.P.        08/20/09       Buy           CS         56,208         9.75        Open Market/Broker
San Francisco Partners II, L.P.        08/20/09       Buy           CS          9,592         9.76        Open Market/Broker
John H Scully IRRA                     08/20/09       Buy           CS            683         9.75        Open Market/Broker
John H Scully IRRA                     08/20/09       Buy           CS            117         9.76        Open Market/Broker
William J. Patterson's IRA             08/20/09       Buy           CS            171         9.75        Open Market/Broker

                                                                                                    Page 20 of 24 pages

                                        SCHEDULE I TO SCHEDULE 13D FOR SPO PARTNERS II, L.P.
----------------------------------------------------------------------------------------------------------------------------
                                                                Class of
                                                                Security
                                                              CS = Common
                                        Date of                  Stock        Number of     Price Per           Where/How
          Reporting Person            Transaction    Type     W = Warrants     Shares        Share $     Transaction Effected
-----------------------------------------------------------------------------------------------------------------------------
William J. Patterson's IRA             08/20/09       Buy           CS             29         9.76        Open Market/Broker
William E. Oberndorf IRA               08/20/09       Buy           CS         13,240         9.75        Open Market/Broker
William E. Oberndorf IRA               08/20/09       Buy           CS          2,260         9.76        Open Market/Broker
Edward H. McDermott SEP IRA            08/20/09       Buy           CS            171         9.75        Open Market/Broker
Edward H. McDermott SEP IRA            08/20/09       Buy           CS             29         9.76        Open Market/Broker
SPO Partners II, L.P.                  08/21/09       Buy           CS      1,438,800         9.76        Open Market/Broker
San Francisco Partners II, L.P.        08/21/09       Buy           CS         49,400         9.76        Open Market/Broker
William E. Oberndorf IRA               08/21/09       Buy           CS         11,700         9.76        Open Market/Broker
Edward H. McDermott SEP IRA            08/21/09       Buy           CS            100         9.76        Open Market/Broker
SPO Partners II, L.P.                  08/28/09       Buy           CS      1,922,100         9.77        Private/Broker(1)
San Francisco Partners II, L.P.        08/28/09       Buy           CS         65,300         9.77        Private/Broker(1)
William E. Oberndorf IRA               08/28/09       Buy           CS         12,500         9.77        Private/Broker(1)
Edward H. McDermott SEP IRA            08/28/09       Buy           CS            100         9.77        Private/Broker(1)
SPO Partners II, L.P.                  08/28/09       Buy            W      8,730,300         0.5498      Private/Broker(1)
San Francisco Partners II, L.P.        08/28/09       Buy            W        296,400         0.5498      Private/Broker(1)
William E. Oberndorf IRA               08/28/09       Buy            W         53,900         0.5498      Private/Broker(1)
Edward H. McDermott SEP IRA            08/28/09       Buy            W            600         0.5498      Private/Broker(1)
----------------------------------------------------------------------------------------------------------------------------

(1) These transactions were executed simultaneously in a single block trade on August 28, 2009, in which 2,000,000 shares of Common Stock and 9,081,200 Warrants were purchased.

                                                           Page 21 of 24 pages
                                  EXHIBIT INDEX


EXHIBIT                   DOCUMENT DESCRIPTION
--------------------------------------------------------------------------------
A                         Agreement Pursuant to Rule 13d-1 (k)
B                         Power of Attorney